UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 2)

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TARONIS FUELS, INC.
(Name of Registrant as Specified in Its Charter)

THOMAS WETHERALD TOBIAS WELO MARY PAT THOMPSON SERGEY VASNETSOV ANDREW MCCORMICK
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED MARCH 4, 2021

, 2021

We Believe a Board and Management Refresh Are Necessary at Taronis Fuels, Inc. to Address Shareholder Value Destruction, Excessive Executive Compensation, Financial Mismanagement and Governance Concerns

With Your Support, We Believe a Reconstituted and Improved Board Will Unlock Shareholder Value and Allow Taronis Fuels, Inc. to Flourish in the Future

Fellow Taronis Fuels, Inc. Shareholders:

Thomas Wetherald and Tobias Welo (together, the “Concerned Shareholders”, “we”, “our” or “us”) and the other participants named in the attached Consent Statement beneficially own in the aggregate 1,113,332 shares of common stock, par value $0.000001 per share (the “Common Stock”), of Taronis Fuels, Inc., a Delaware corporation (“Taronis” or the “Company”), representing approximately 17.9% of the outstanding shares of Common Stock. For the reasons set forth in the attached Consent Statement, we believe significant changes to the composition of the Board of Directors of the Company (the “Board”) are necessary to address the continued destruction of shareholder value, financial mismanagement and poor corporate governance at Taronis and to ensure that the Company is being run in a manner consistent with your best interests. We are therefore seeking to reconstitute the Board by removing Scott Mahoney, Robert Dingess, Kevin Pollack, William Staunton, and Peter Molloy from the Board, and electing five highly-qualified nominees: Thomas Wetherald, Tobias Welo, Sergey Vasnetsov, Mary Pat Thompson and Andrew McCormick (the “Nominees”).

We believe Taronis shareholders deserve an independent and aligned Board that will look out for shareholders’ best interests and ensure the management accountability that we believe is lacking at Taronis today. We therefore feel compelled, on behalf of all shareholders, to take this extraordinary action to provide for a better future for all Taronis stakeholders and to immediately restore the confidence in the Board that shareholders deserve. Accordingly, we urge you to join us in seeking to remove all five current directors of Taronis, and to elect our five highly-qualified Nominees, who we believe have the experience and skillsets necessary to help drive value for Taronis shareholders.

We have identified these independent and highly-qualified Nominees with relevant experience and skillsets that we believe will better represent the interests of shareholders, will hold management accountable, and will help guide the Company towards a path to success. We believe a reconstituted Board will pursue financings that serves the best interest of shareholders, establish and adhere to best corporate governance practices and assure shareholders that the Board is operating with their best interests in mind. The shareholders of Taronis deserve a well-functioning Board that maintains a vested interest in the success of the Company. We believe our Nominees are fully committed to ensuring that the best interests of shareholders are properly prioritized. We are launching this consent solicitation because we believe that shareholders must act now to prevent the further destruction of value.

We urge you to carefully consider the information contained in the attached Consent Statement and then support our efforts by signing, dating and returning the enclosed WHITE consent card today. The attached Consent Statement and the enclosed WHITE consent card are first being furnished to the shareholders on or about           , 2021. We urge you not to sign any revocation of consent card that may be sent to you by Taronis. If you have done so, you may revoke that revocation of consent by delivering a later dated WHITE consent card to the Concerned Shareholders, in care of Saratoga Proxy Consulting, LLC, at the address listed on the following page, or to the principal executive offices of Taronis.

Thank you for your support,

Thomas Wetherald
Tobias Welo

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If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

Email: info@saratogaproxy.com

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED MARCH 4, 2021

TARONIS FUELS, INC.

_________________________

CONSENT STATEMENT
OF
THOMAS WETHERALD,
TOBIAS WELO &
THE OTHER PARTICIPANTS
NAMED HEREIN
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

This Consent Solicitation Statement (the “Consent Statement”) and the accompanying WHITE consent card are being furnished to you as a shareholder of Taronis Fuels, Inc., a Delaware corporation (“Taronis” or the “Company”), by Thomas Wetherald and Tobias Welo (together, the “Concerned Shareholders”, “we”, “our” or “us”) and the other members of the Group (as hereinafter defined) named herein, in connection with our solicitation of written consents to elect directors to the Board of Directors of the Company (the “Board”) in lieu of an annual meeting of stockholders. As significant shareholders of the Company, with aggregate ownership of 1,113,332 shares of the Company’s Common Stock, par value $0.000001 per share (the “Common Stock”), constituting approximately 17.9% of the outstanding shares, the Concerned Shareholders and other members of the Group believe that the Board must be immediately reconstituted to ensure that the best interests of shareholders, the owners of Taronis, are appropriately represented in the boardroom.

A solicitation of written consents is a process that allows a company’s shareholders to act by submitting written consents to any proposed shareholder action in lieu of voting in person or by proxy at a meeting of shareholders. We are soliciting written consents from the holders of shares of the Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a shareholders’ meeting, as authorized by Delaware law:

Proposal 1 – Repeal any provision of the Amended and Restated Bylaws of the Company (the “Bylaws”) in effect at the time this Proposal becomes effective, including any amendments thereto, which was not included in the Bylaws that were in effect as of December 13, 2019 and were filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 3.2 to the Company’s amended Form 10 on December 13, 2019 (the “Bylaw Restoration Proposal”) to restore the Bylaws to their current form if the Board attempts to amend them in any manner prior to the completion of this Consent Solicitation;

Proposal 2– Amend Article IV, Section 18 of the Bylaws, as set forth on Schedule III to this Consent Statement, to declassify the Board so that all directors are elected on an annual basis (the “Declassification Proposal”);

Proposal 3 – Amend Article IV, Section 21 of the Bylaws, as set forth on Schedule IV to this Consent Statement, to reduce the supermajority shareholder vote required to remove any individual director or directors from the Board from three-fourths of the then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors to a majority of the then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors (the “Removal by Majority Vote Proposal”);

Proposal 4 – Remove, without cause, all five members of the Board: Scott Mahoney, Robert Dingess, Kevin Pollack, William Staunton, and Peter Molloy and, in addition, any person (other than those elected by this Consent Solicitation) nominated, elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships on or after December 20, 2020 and prior to the time that any of the actions proposed to be taken by this Consent Solicitation become effective (the “Removal Proposal”); and

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Proposal 5 – Elect by consent in lieu of an annual meeting the five nominees, Thomas Wetherald, Tobias Welo, Sergey Vasnetsov, Mary Pat Thompson and Andrew McCormick (each a “Nominee” and collectively, the “Nominees”), to serve as directors of the Company until the Company’s 2022 annual meeting of shareholders and until their successors are duly elected and qualified (or, if any such Nominee is unable or unwilling to serve as a director of the Company, or if the Board increases the number of directorships to be greater than five, any other person designated as a nominee by the remaining Nominee(s)) (the “Election Proposal”).

This Consent Statement and the enclosed WHITE consent card are first being sent or given to the shareholders of Taronis on or about          , 2021.

We are soliciting your consent in favor of the adoption of the Declassification Proposal, the Removal by Majority Vote Proposal, the Removal Proposal, and the Election Proposal because we believe Taronis shareholders will be best served by directors who are committed to safeguarding and promoting the best interests of all Taronis shareholders. In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of the incumbent members of the Board and the election of the Nominees through changes to the Bylaws not filed with the SEC on or before December 13, 2019, the last date that amendments to the Bylaws were filed with the SEC. We are not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

The effectiveness of each of the Bylaw Restoration Proposal, the Declassification Proposal, the Removal by Majority Vote Proposal, and the Removal Proposal requires the affirmative consent of the holders of a majority of the outstanding voting securities as of the close of business on the Record Date (as defined below). Under the Bylaws, directors are elected by a plurality of the votes cast, which means that the individuals receiving the highest number of consents in favor of their election are elected up to the number of directorships to be filled; however, the election of directors by written consent requires the affirmative consent of the holders of a majority of the outstanding voting securities as of the close of business on the Record Date. Each Proposal will be effective without further action when we deliver to Taronis consents signed by holders of the requisite number of shares. Proposal 1 (Bylaw Restoration Proposal), Proposal 2 (Declassification Proposal), Proposal 3 (Removal by Majority Vote Proposal) and Proposal 4 (Removal Proposal) are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 5 (Election Proposal) is conditioned upon the approval the Proposal 4 (Removal Proposal) for each incumbent director. Pursuant to Section 211(b) of the Delaware General Corporation Law (“DGCL”), shareholders may only elect directors by written consent in lieu of an annual meeting if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Accordingly, if the Removal Proposal is not approved for all incumbent directors, none of the Nominees can be elected pursuant to the Election Proposal. In addition, unless all of the Nominees are elected pursuant to the Election Proposal, none of the Nominees can be elected pursuant to the Election Proposal.

We believe that Article IV, Section 18 of the Bylaws, which purports to establish a classified board of directors, and Article IV, Section 21 of the Bylaws, which purports to require at least three-fourths of the then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors to remove directors, are invalid under Delaware law because they conflict with the Company’s Amended and Restated Certificate of Incorporation. See “Proposal 2 – The Declassification Proposal” and “Proposal 3 – Removal by Majority Vote Proposal” for additional information about the invalidity of these Bylaw provisions. As a consequence, we believe that the approval of Proposal 2 (Declassification Proposal) and Proposal 3 (Removal by Majority Vote Proposal) will result in  amendments to the Bylaws but will not change the current governance of the Company, which we believe provides for annual elections of each director and permits a majority of the shareholders of the Company to remove any director or the entire Board with or without cause.

In order for the Proposals to be adopted, unrevoked written consents, properly signed and dated by the holders of a majority of the outstanding shares of Common Stock as of the Record Date (as defined below), must be delivered to the Company within 60 calendar days of the Record Date, because, as noted below and pursuant to Section 213 of the DGCL, the first consent was delivered to the Company on such date. Each share of Common Stock outstanding on the Record Date entitles the holder to one consent per share. None of the Proposals will be effective unless the delivery of the written consents complies with Section 228 of the DGCL.

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For purposes of this Consent Statement, pursuant to Section 213 of the DGCL, the “Record Date” is the close of business on February 12, 2021 as a result of Mr. Wetherald’s delivery of his signed and dated consent to the Company on that date. However, the Company has set a record date of March 4, 2021, and there is a dispute between Mr. Wetherald and the Company regarding the record date. See “Consent Procedures—Record Date” below on page 23 for additional information . The Company has not yet disclosed the number of shares of Common Stock outstanding as of February 12, 2021 or March 4, 2021 . For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to Taronis within 60 days of the first date on which a written consent is so delivered to Taronis. Mr. Wetherald delivered a written consent to Taronis on February 12, 2021. Consequently, the Concerned Shareholders will need to deliver properly completed and unrevoked written consents to Proposals 1 through 5 from the holders of a majority of the outstanding voting securities of Taronis as of the close of business on the Record Date by no later than April 13, 2021. We intend to set March        , 2021 as the goal for the submission of written consents.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT.

The Concerned Shareholders reserve the right to submit consents to Taronis at any time within 60 days of the earliest dated written consent delivered to Taronis. See “Consent Procedures” for additional information regarding such procedures.

As of February 12, 2021, the Group (as hereinafter defined) owned an aggregate of 1,113,332 shares of Common Stock, representing approximately 17.9% of the outstanding shares of Common Stock. Each member of the Group intends to consent in favor of the Proposals with respect to all of such shares of Common Stock.

The mailing address of the principal executive offices of Taronis is 24980 N. 83rd Avenue, Suite 100, Peoria, AZ 85383.

The failure to sign and return a consent will have the same effect as voting against the Proposals. Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

THIS CONSENT SOLICITATION IS BEING MADE BY THE CONCERNED SHAREHOLDERS AND OTHER PARTICIPANTS NAMED HEREIN AND NOT BY OR ON BEHALF OF THE COMPANY. THE CONCERNED SHAREHOLDERS URGE YOU TO SIGN, DATE AND RETURN THE WHITE CONSENT CARD IN FAVOR OF THE PROPOSALS DESCRIBED HEREIN.

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IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed WHITE consent card in the Postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. Most brokerage firms do NOT allow consent instructions to be given by telephone or Internet, so it will be important you return your WHITE consent card in the pre-paid return envelope provided. The Concerned Shareholders urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Concerned Shareholders, c/o Saratoga Proxy Consulting, LLC (“Saratoga”) so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a consent by a holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such holder unless the consent specifies otherwise.

Only holders of voting securities of the Company as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a shareholder as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

Email: info@saratogaproxy.com

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BACKGROUND TO THE SOLICITATION

Below is a chronological list of interactions and events leading up to this solicitation.

Mr. Wetherald and Mr. Welo were introduced to Scott Mahoney, CEO of Taronis, by an investment bank over the course of a series of phone calls in August 2020 and September 2020. Following such conversations as well as consultations with representatives of the investment bank, Mr. Wetherald and Mr. Welo elected to invest in Taronis in a private placement that closed on October 14, 2020. Along with Mr. Wetherald and Mr. Welo, other investors purchased Common Stock in the private placement, for aggregate gross proceeds of $10.85 million to the Company. Mr. Wetherald purchased 533,333 shares of Common Stock (40,000,000 shares before the 1-for-75 reverse split effected in December 2020) for $4.0 million, and Mr. Welo purchased 133,333 shares of Common Stock (10,000,000 shares before the 1-for-75 reverse split effected in December 2020) for $1.0 million. The proposed use of proceeds from the offering was the repayment of a convertible note. Mr. Mahoney represented to the investors that he believed repaying the convertible note was the best use of the capital raised.

Pursuant to the common stock purchase agreement dated October 14, 2020, relating to the private placement, the Company agreed that it would, among other things, (i) direct the Nominating and Corporate Governance Committee of the Company’s Board of Directors to add an additional seat to and to nominate Mr. Welo for appointment to the Board, which nomination of the Board would be presented to the Company’s shareholders for approval at its next annual meeting of shareholders, and (ii) expand the Company’s executive team to include a chief operating officer and such other offices or roles as are needed to foster the Company’s growth. On November 5, 2020, the Company appointed Mary Pat Thompson to serve as its Chief Financial Officer and Treasurer, replacing Tyler Wilson in those roles. Mr. Wilson remained a Vice President, General Counsel and Secretary of Taronis. In addition, effective December 1, 2020, the Board elected Mr. Welo and Ms. Thompson to serve as additional directors.

Shortly after joining Taronis, Ms. Thompson concluded that the Company needed substantial additional capital in the near-term, as Taronis still had significant liabilities and capital needs following the October 14, 2020 private placement, including without limitation unfunded 401(k) commitments, required payments related to new corporate headquarters, payments related to prior acquisitions, significant cash needed to bring vendors current, and cash to restock inadequate inventory.

After discussions with Mr. Mahoney regarding the financial needs of Taronis, Mr. Wetherald, Mr. Welo  and Ms. Thompson participated in a second private placement pursuant to a common stock purchase agreement dated November 18, 2020. Along with Mr. Wetherald,  Mr. Welo and Ms. Thompson, several other investors purchased Common Stock in the second private placement, for aggregate gross proceeds of $12.4 million to the Company. Mr. Wetherald purchased 400,000 shares of Common Stock (30,000,000 shares before the 1-for-75 reverse split effected in December 2020) for $3.0 million, a trust for the benefit of Mr. Welo’s children purchased 33,333 shares of Common Stock (2,500,000 shares before the 1-for-75 reverse split effected in December 2020) for $250,000, and Ms. Thompson purchased 13,333 shares of Common Stock (1,000,000 shares before the 1-for-75 reverse split effected in December 2020) for $100,000.

Mr. Mahoney represented to Mr. Wetherald that the proceeds from the second private placement would provide sufficient capital to fully fund the 401(k) commitments, pay off certain notes, bring vendor terms back to acceptable ranges, and restock inventory, and the amount raised would be sufficient to fund operations for at least six months. However, soon after the closing, Mr. Mahoney shifted a material portion of the cash to an opportunity in Turkey, paid out critical cash necessary to fund operations to satisfy certain obligations related to prior acquisitions and made plans to shift significant funds to a savings instrument at its primary lender in an attempt to procure a term loan from that lender, thereby depriving Taronis of near-term liquidity.

In addition, in December 2020, Mr. Wetherald and Mr. Welo attempted to discern and analyze the unit economics on each individual branch, and following discussions with Mr. Mahoney, Mr. Wetherald and Mr. Welo concluded that Mr. Mahoney did not have a firm grasp on the Company’s domestic industrial gas business or underlying cash needs. In fact, Mr. Wetherald and Mr. Welo concluded that Mr. Mahoney had not adequately modeled or detailed the underlying profitability of the Company’s branches or performed a detailed financial deal case for businesses acquired over his tenure, steps that they considered crucial for the profitable growth of the business.

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Also in December 2020, Ms. Thompson became increasingly concerned about what she perceived to be a pattern of aggressive accounting practices beginning as far back as the spin-off of Taronis Fuels from Taronis Technologies, Inc., including (i) a significant transaction between the former parent and the Company, and (ii) the accounting treatment of a non-cash transaction in Turkey. When Ms. Thompson attempted on multiple occasions to discuss these practices with Robert Dingess, the Chairman of the Board and Chairman of the Audit Committee. Mr. Dingess repeatedly refused to speak with her about these concerns.

During the week of December 14, 2020, Ms. Thompson discovered what she believed to be fraudulent accounting practices at Taronis. Following these discoveries, Ms. Thompson determined to alert the other directors immediately. She initially informed Mr. Welo, whom she perceived to be more independent of Mr. Mahoney compared to the other directors. Ms. Thompson also informed Mr. Wetherald of the allegations. By notice to the other directors on December 17, 2020, Ms. Thompson and Mr. Welo called a special meeting of the Board to be held on December 18, 2020 at 6 pm ET. Mr. Welo spoke with several of the Company’s other independent directors in advance of the special meeting, with counsel retained by Mr. Wetherald joining some of the calls, to review the allegations.

Before the special meeting of the Board on December 18, 2020, Mr. Mahoney suspended Ms. Thompson indefinitely as Chief Financial Officer and Treasurer. In addition, Robert Dingess sent a letter to Mr. Welo threatening an investigation into alleged breaches of duties of confidentiality and loyalty by Mr. Welo.

The special meeting of the Board of Directors was held at 6 pm ET on December 18, 2020. Instead of providing a hearing on the allegations of fraud and taking the precautionary step of suspending Mr. Mahoney until a full investigation was completed to prevent further potential damages to Taronis, Robert Dingess, with the supporting votes of Scott Mahoney, Kevin Pollack, William Staunton, and Peter Molloy, condoned Mr. Mahoney’s indefinite suspension of Ms. Thompson as Chief Financial Officer and Treasurer. Mr. Welo and Ms. Thompson were then greatly surprised by Robert Dingess, with the supporting votes of Scott Mahoney, Kevin Pollack, William Staunton, and Peter Molloy, naming Mr. Mahoney as the interim CFO to complement his ongoing position of CEO. In protest to this response by Robert Dingess, Scott Mahoney, Kevin Pollack, William Staunton, and Peter Molloy, both Mr. Welo and Ms. Thompson resigned from the Taronis Fuels Board of Directors on December 20, 2020.

On February 12, 2021, the Concerned Shareholders filed a preliminary consent statement with the Securities and Exchange Commission.

Also on February 12, 2021, Mr. Wetherald delivered a signed and dated consent to the Company, and Mr. Wetherald also delivered to the Secretary of Taronis written notice of the Proposals and a request for the Board to fix a record date for determining shareholders entitled to give their written consent to the Proposals on or before February 22, 2021 . However, after delivering the request for the Board to fix a record date, the Concerned Shareholders determined that the delivery by Mr. Wetherald of his written consent established February 12, 2021 as the record date pursuant to Section 213 of the DGCL absent any provision in the Company’s certificate of incorporation or bylaws that would permit the Board to set a different record date.

On the evening of February 12, 2021, the Concerned Shareholders filed a Schedule 13D with the Securities and Exchange Commission.

On February 16, 2021, the Concerned Shareholders issued a press release regarding the preliminary consent statement.

Also on February 16, 2021, Mr. Wetherald sent a letter to the Company demanding a copy of a list of shareholders and other related records of the Company under Section 220 of the Delaware General Corporation Law.

On February 23, 2021, the Company issued a press release that disclosed, among other things, that the Board had established March 4, 2021 as the record date for the consent solicitation. Counsel for the Company also responded to Mr. Wetherald’s demand for a copy of a list of shareholders and other related records of the Company under Section 220 of the Delaware General Corporation Law.

On February 25, 2021, the Group filed a revised preliminary consent statement with the Securities and Exchange Commission. Also on February 25, 2021, Mr. Wetherald, Mr. Welo and Ms. Thompson filed an amended Schedule 13D with the Securities and Exchange Commission.

On February 26, 2021, the Company filed a preliminary revocation statement with the Securities and Exchange Commission.

On March 1, 2021, counsel for Mr. Wetherald sent a letter to counsel for the Company regarding Mr. Wetherald’s demand for a copy of a list of shareholders and other related records of the Company under Section 220 of the Delaware General Corporation Law.

On March 2, 2021, counsel for Mr. Wetherald sent a letter to the Taronis Board of Directors regarding the record date for the consent solicitation and asking the Company to disclose recent unregistered shares of Common Stock.

On March 3, 2021, counsel for Mr. Wetherald and counsel for the Company discussed Mr. Wetherald’s demand for a copy of the list of shareholders and other related records, disclosure of the Company’s share issuances in February 2021, and the record date for the consent solicitation.

Also on March 3, 2021, the Company disclosed the issuances of 587,334 shares of Common Stock in a private placement that closed March 3, 2021 and 410,000 shares for various other reasons on February 25, 2021 and February 26, 2021. The Company also disclosed the adoption of a shareholders rights plan.

Also on March 3, 2021, the Group filed a revised preliminary consent statement with the Securities and Exchange Commission.

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QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some of the questions you, as a shareholder, may have and answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement. We urge you to carefully read this entire Consent Statement prior to making any decision on whether to grant any consent hereunder.

WHO IS MAKING THE SOLICITATION?

The Concerned Shareholders and other members of the Group (as hereinafter defined) are making this solicitation.

WHAT ARE THE PROPOSALS FOR WHICH CONSENTS ARE BEING SOLICITED?

We are asking you to consent to five corporate actions: (1) the Bylaw Restoration Proposal, (2) the Declassification Proposal, (3) the Removal by Majority Vote Proposal, (4) the Removal Proposal and (5) the Election Proposal. Each of these Proposals is more fully described below.

The Concerned Shareholders are asking you to consent to the Proposals in order to reconstitute the Board through the removal of all five of Taronis’ current directors and any appointees to the Board prior to the effectiveness of the Proposals and the election of our five Nominees.

WHY ARE WE SOLICITING YOUR CONSENT?

We have determined it is in the best interest of all shareholders to launch a consent solicitation to reconstitute the Board in as quick a manner as possible to prevent any further harm to the Company and its shareholders. We believe significant changes to the composition of the Board are necessary to ensure that management is held accountable for the significant financial mismanagement and share price underperformance at Taronis, and to provide critical oversight of the Company’s strategy and management. We believe this Consent Solicitation is the best option we have available as shareholders to reject the status quo and realize long-term shareholder value. Our highly-qualified Nominees are fully committed to improving the Company’s performance, corporate governance practices and increasing value for the benefit of all shareholders. We believe that removing the current directors and replacing them with our Nominees will give shareholders the best chance of turning around the Company’s underperformance and addressing its troubling corporate governance practices. In our view, Taronis shareholders can no longer afford to trust that the current Board will look after their best interests.

WHO ARE THE NOMINEES?

We are asking you to elect each of Thomas Wetherald, Tobias Welo, Sergey Vasnetsov, Mary Pat Thompson and Andrew McCormick as a director of Taronis. Collectively, these Nominees have demonstrated skills and experience in operations, finance, corporate governance and transactions across a variety of sectors and directly relevant experience to a renewable fuel and power generation company such as Taronis. The business experience of our highly qualified Nominees is set forth in this Consent Statement under the section entitled “The Nominees,” which we urge you to read.

WHO IS ELIGIBLE TO GRANT WRITTEN CONSENTS IN FAVOR OF THE PROPOSALS?

Shareholders of voting securities at the close of business on the Record Date have the right to consent to the Proposals. For purposes of this Consent Statement, pursuant to Section 213 of the DGCL, the Concerned Shareholders believe the “Record Date” is the close of business on February 12, 2021 as a result of Mr. Wetherald’s delivery of his signed and dated consent to the Company on that date. However, the Company has set a record date of March 4, 2021, and there is a dispute between Mr. Wetherald and the Company regarding the record date. See “Consent Procedures—Record Date” below on page 23 for additional information . Each share of Common Stock outstanding on the Record Date entitles the holder to one consent per share. The Company has not yet disclosed the number of shares of Common Stock outstanding as of February 12, 2021 or March 4, 2021.

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WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

We urge you to submit your consent as soon as possible. In order for our Proposals to be adopted, the Company must receive written unrevoked consents signed by a sufficient number of shareholders to adopt the Proposals within 60 calendar days of the date of the earliest dated consent delivered to the Company. The Concerned Shareholders delivered a written consent to the Company on February 12, 2021. Consequently, the Concerned Shareholders will need to deliver properly completed and unrevoked written consents to Proposals 1 through 5 from the holders of a majority of the outstanding voting securities of Taronis as of the close of business on the Record Date by no later than April 13, 2021. Nevertheless, we intend to set March       , 2021 as the goal for submission of written consents.

WE URGE YOU TO ACT AS SOON AS POSSIBLE TO ENSURE THAT YOUR CONSENT WILL COUNT.

HOW MANY CONSENTS MUST BE RECEIVED IN ORDER TO ADOPT THE PROPOSALS?

Proposals 1 through 4 will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding voting securities as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company. For Proposal 5 (the Election Proposal), directors are elected by a plurality of the votes cast under the Company’s Bylaws, which means that the individuals receiving the highest number of consents in favor of their election are elected up to the number of directorships to be filled; however, the election of directors by written consent requires the affirmative consent of the holders of a majority of the outstanding voting securities as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company.

The Company has not yet disclosed the number of shares of Common Stock outstanding as of the Record Date, each of which is entitled to one consent on each Proposal.

WHAT SHOULD YOU DO TO SUPPORT OUR PROPOSALS?

If your shares of Common Stock are registered in your own name, please submit your consent to us by signing, dating and returning the enclosed WHITE consent card in the Postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. Most brokerage firms do NOT allow consent instructions to be given by telephone or Internet, so it will be important you return your WHITE consent card in the pre-paid return envelope provided. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Concerned Shareholders, c/o Saratoga so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

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WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

Please call our solicitor Saratoga toll-free at: (888) 368-0379 (Shareholders). Banks and brokers call collect at: (212) 257-1311.

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

Email: info@saratogaproxy.com

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REASONS FOR OUR SOLICITATION

WE BELIEVE THE TIME FOR SUBSTANTIAL CHANGE IS NOW

We are significant shareholders of Taronis who firmly believe that the Company has the potential to be a leader in the renewable fuel and power generation space. Unfortunately, however, Taronis shareholders have suffered deep and sustained diminution in share value despite this potential, in our view, because of management’s chronic misallocation of capital, which we believe has been enabled by a complicit Board of Directors.

We believe shareholders have been systemically disregarded and deprioritized, evidenced by the Company’s negative total shareholder returns and dramatic stock underperformance. Proceeds from the third quarter 2020 private placements were utilized to finance unnecessary new corporate headquarters and furniture, pursue international expansion opportunities that we believe have little chance of success, as well as pay management and directors excessive cash compensation. We believe the proceeds should have been used to invest accretively in the Company’s best-performing industrial gas branches that appear starved of inventory and necessary infrastructure.

Taronis Fuels’ share price is down nearly 75% over the past year. It is important to note that Mr. Mahoney and a majority of the members of the current Taronis Fuels Board of Directors also presided over significant value destruction at Taronis Technologies prior to the spin-off of Taronis Fuels. During the twenty months between the time of Mr. Mahoney’s appointment as CEO of Taronis Technologies in November 2018 through July 2020, when Taronis Technologies was delisted and went dark, Taronis Technologies shares lost 99.7% of their value. Four of the five incumbent Taronis Fuels directors — Chairman Robert Dingess, CEO Scott Mahoney, William Staunton, and Kevin Pollack — served on the Board of Directors at Taronis Technologies. From April 2013, when Robert Dingess and William Staunton joined Kevin Pollack on Taronis Technologies’ Board, through July 2020, when Taronis Technologies was delisted, the stock price dropped 99.9996%, from $20,700 per share (adjusted for four reverse stock splits ultimately consolidating 15,000 shares into one share) to $0.08 per share.

While Taronis Technologies was failing, Taronis Technologies paid $136,250 in cash to Robert Dingess, $99,750 in cash to William Staunton and $115,625 in cash to Kevin Pollack for board fees. None of these directors were compensated with equity compensation in 2018. As part of the spin-off of Taronis Fuels from Taronis Technologies, Messrs. Dingess, Staunton and Pollack adopted a rich compensation policy for themselves, providing cash compensation of $190,208 to Mr. Dingess, $148,458 to Mr. Staunton, and $163,958 to Mr. Pollack in 2019.  This trend continued in 2020, with Taronis Fuels paying $128,523 in cash to Robert Dingess, $127,846 in cash to William Staunton, $132,303 in cash to Kevin Pollack, and $101,466 in cash to new director Peter Molloy. None of these directors were compensated with equity compensation in 2020. In our view, this represents egregious compensation for a micro-cap company that has been going in the wrong direction, is continually facing liquidity issues and has been unable to fully stock its own shelves with inventory. We also believe the excessive compensation has left the Board complicit and unwilling to challenge management.

The Board has also richly rewarded management during this period, paying $500,000 in salary to Scott Mahoney in 2020, plus an additional $369,000 in stock awards, $225,000 under the Company’s executive bonus plan, and $48,077 for accrued earned paid time off, for a total of $1,142,077 in 2020. Tyler Wilson received $275,000 in salary in 2020, plus $275,000 under the Company’s executive bonus plan (half paid in shares in January 2021) and $37,019 for accrued earned paid time off. Further, Scott Mahoney and Tyler Wilson are entitled to bonuses of up to 300% of their annual base salaries. We believe that the Board must be reconstituted immediately to end this outflow of precious capital to a management team that has failed to create value for the Company’s shareholders.

Peter Molloy joined the Taronis Fuels Board on August 15, 2019. While Mr. Molloy was not a director of Taronis Technologies, Mr. Molloy is a co-founder and executive director of Tarus Therapeutics, Inc., in which Taronis Technologies made a substantial investment. Based on the latest publicly available information, we believe that Taronis Technologies remains a substantial shareholder of Tarus Therapeutics and Mr. Mahoney remains the CEO of Taronis Technologies. We believe this relationship impairs Mr. Molloy’s independence from management.

We believe Taronis Fuels’ incumbent independent directors are plagued with numerous shortcomings, including:

•	A lack of industry experience. None of the independent directors has experience in the industrial, chemical, or industrial gas industries.

•	Low ownership of Taronis stock. The independent directors shifted their compensation to cash and own very little equity, suggesting low confidence in its value or future success.

•

Limited professional success. None of these directors appears to have achieved any notable success in their respective fields that has any relevance to the Company’s core industrial gas distribution business.

•

Inaction. Discussions by the Concerned Shareholders with the independent directors suggested a lack of understanding of current liquidity issues, retail store economics, acquisition strategy and acceptable levels of related due diligence. We believe that Taronis Fuels’ current Board members have shown no willingness or ability to address or solve any of these problems.

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In addition to performance issues, we are concerned about governance of the Company. Many of the incumbent directors have served with each other for years. Kevin Pollack joined the Taronis Technologies Board in June 2012, followed by Robert Dingess and William Staunton in April 2013. The Company has never held an annual meeting of shareholders in the 14 months following the completion of its spin-off from Taronis Technologies in December 2019. We are soliciting consents in lieu of an annual meeting of shareholders to elect directors in part because the Board has not provided another avenue towards electing new directors. The incumbent Board has also approved governance practices, such as a classified board of directors and super-majority requirements to remove directors, that we believe constitute poor governance practices.

As a result of the continuing mismanagement of the Company, we believe we are left with no choice but to seek the removal of existing Board members and the election of our five Nominees, who possess the requisite skills and experience to drive the Company forward and bring much-needed and long overdue shareholder representation in the boardroom.

We Believe There is a Better Path Forward for Taronis

We believe Taronis needs a Board that represents the shareholders, holds management accountable and helps guide the Company towards a path to success. We believe a reconstituted Board will put Taronis on the correct development trajectory, pursue financing that serves the best interest of shareholders, establish and adhere to financial, accounting and corporate governance best practices and assure shareholders that the Board is operating with their best interests in mind. The shareholders of Taronis deserve a well-functioning Board that maintains a vested interest in the success of the Company. Our Nominees possess the requisite skills and expertise to help the Company fully realize its potential value as a leader in renewable energy and power generation.

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PROPOSAL 1 – THE BYLAW RESTORATION PROPOSAL

We are asking you to consent to the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to remove the current directors (and any other directors appointed by the Board during this consent solicitation), declassify the Board, reduce the shareholder vote required to remove any individual director or directors from the Board to a majority of the then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors, and elect the Nominees through changes to the Bylaws not filed with the SEC on or before December 13, 2019, which would have the effect of limiting existing shareholders’ rights and abilities to take action in their capacity as shareholders of Taronis. The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any provision of the Bylaws of Taronis Fuels, Inc. in effect immediately prior to the effectiveness of this resolution that was not included in the Amended and Restated Bylaws filed with the Securities and Exchange Commission on December 13, 2019, be and are hereby repealed.”

The purpose of the Bylaw Restoration Proposal is to ensure that the Bylaws of the Company remain as they are in their current, publicly available form up until the completion of this consent solicitation (which, if successful, will amend the Bylaws as set forth Schedules III and IV), and to restore the Bylaws to their current form if the Board attempts to amend them in any manner prior to the completion of this consent solicitation. If the Board does not effect any additional changes to the version of the Bylaws publicly available in filings by Taronis with the SEC on or before December 13, 2019, the Bylaw Restoration Proposal will have no further effect. However, if the incumbent Board has made additional changes since that time, such as amending the provision in the Bylaws to change the procedure by which a record date is set in connection with a consent solicitation, the Bylaw Restoration Proposal, if adopted, will restore the Bylaws to the version that was publicly available in filings by Taronis with the SEC on December 13, 2019, without considering the nature of any changes the incumbent Board may have adopted. As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments which one or more shareholders of the Company may consider to be beneficial to them or to the Company. However, the Bylaw Restoration Proposal will not preclude the Board from reconsidering any repealed bylaw changes following the consent solicitation. We are not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

WE URGE YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL

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PROPOSAL 2 – THE DECLASSIFICATION PROPOSAL

Article IV, Section 18 of the Bylaws currently provides that the Board is divided into three classes, as nearly equal in number as possible, with each class of directors serving a staggered term, so that the term of only one class expires at each annual meeting of stockholders and each class is elected to a three-year term. We believe that the annual election of all directors is of paramount importance in achieving board accountability to its shareholders, ensuring that directors are answerable for their actions, and incentivizing optimal performance. It is, therefore, our view that the Board should be declassified, in line with corporate governance best practices. The vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually and we see no reason why Taronis should continue to operate under what we believe to be the protective cover of the corporate entrenchment tool that is the classified board.

In addition, we believe that Article IV, Section 18 of the Bylaws is invalid under Delaware law because it conflicts with Article V, Section B of the Company’s Amended and Restated Certificate of Incorporation, which provides, in pertinent part “at each annual meeting of stockholders (an “Annual Meeting”), the directors of the Company shall be elected annually by stockholders and shall hold office until the next Annual Meeting and until his or her successor shall have been duly elected and qualified, or until such director’s prior death, resignation, retirement, disqualification or other removal” (emphasis added). Section 109(b) of the DGCL provides that a corporation’s bylaws cannot be inconsistent with the corporation’s certificate of incorporation, and we consequently believe that Article IV, Section 18 of the Bylaws is invalid as a matter of Delaware law.

We are asking you to consent to the adoption of the Declassification Proposal so that all directors are elected on an annual basis. Accordingly, you are being asked to amend the Bylaws in order to declassify the Board, as set forth on Schedule III to this Consent Statement.

The following is the text of the Declassification Proposal:

“RESOLVED, that Article IV, Section 18 of the Bylaws of Taronis Fuels, Inc., is hereby amended, as set forth on Schedule III to this Consent Statement, to declassify the Board so that directors are elected on an annual basis.”

WE URGE YOU TO CONSENT TO THE DECLASSIFICATION PROPOSAL

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PROPOSAL 3 – THE REMOVAL BY MAJORITY VOTE PROPOSAL

Article IV, Section 21 of the Bylaws currently provides that any individual director or directors may be removed with or without cause by the affirmative supermajority shareholder vote of at least three-fourths of the then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors. This provision is directly contradictory to Section 141(k) of the DGCL, which provides that any director or the entire board of directors of a Delaware corporation may be removed by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to an exception in the case of corporations that permit cumulative voting in the election of directors. The Company does not allow cumulative voting in the election of its directors. Consequently, Section 141(k) of the DGCL permits a majority of the shareholders of the Company to remove any director or the entire Board without cause, and a higher vote cannot be imposed by a Bylaw provision under Delaware law. In addition, Article V, Section C of the Company’s Amended and Restated Certificate of Incorporation, which controls in the case of any conflict with the Bylaws, provides that any individual director or directors may be removed with or without cause by the affirmative vote of the holders of a majority of the then-outstanding shares of capital stock of the Company entitled to vote generally  in an election of directors. Under Delaware law, a bylaw provision cannot be inconsistent with the certificate of incorporation.

We believe that the appropriate voting standard to remove any individual director or directors from the Board is a majority of the shares outstanding, consistent with Section 141(k) of the DGCL and the Company’s Amended and Restated Certificate of Incorporation, which provide that any action to remove any individual director or directors from the Board is authorized by an affirmative vote of a majority of the shares of Common Stock outstanding.

Accordingly, you are being asked to amend the Bylaws as specifically set forth on Schedule IV to this Consent Statement.

The following is the text of the Removal by Majority Vote Proposal:

“RESOLVED, that Article IV, Section 21 of the Bylaws of Taronis Fuels, Inc. is hereby amended, as set forth on Schedule IV to this Consent Statement, to eliminate the provision purporting to require a supermajority vote of three-fourths of the then-outstanding shares of capital stock of the Company entitled to vote at an election of directors in order to remove any individual director or directors and to replace that provision, consistent with the Company’s Amended and Restated Certificate of Incorporation, with a provision providing that a vote of a majority of the then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors is sufficient to remove any individual director or directors.”

WE URGE YOU TO CONSENT TO THE REMOVAL BY MAJORITY VOTE PROPOSAL

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PROPOSAL 4 – THE REMOVAL PROPOSAL

We are asking you to consent to the Removal Proposal to remove five current members of the Board and any other person or persons appointed to the Board to fill any other vacancy or any newly-created directorships (which, for the avoidance of doubt, excludes persons elected pursuant to this Consent Statement). The following is the text of the Removal Proposal:

“RESOLVED, that (i) each of Scott Mahoney, Robert Dingess, Kevin Pollack, William Staunton, and Peter Molloy and (ii) each person nominated, elected or appointed to the Board of Directors of Taronis Fuels, Inc. to fill any vacancy or newly-created directorship after December 20, 2020, and prior to the effectiveness of this resolution, be and hereby is removed, without cause.”

The Board is currently composed of five directors. The Board’s refusal to hold management accountable for its historic and continued underperformance and capital misallocation has left us with no choice but to seek Board change. We can no longer trust that this Board will act with the best interests of shareholders in mind. If shareholders consent to the Removal Proposal, the five current directors will be removed from the Board, and if shareholders consent to the Election Proposal, our five Nominees will be elected to the Board.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions in the case of a corporation whose board is classified, unless the certificate of incorporation provides otherwise, and in the case of a corporation having cumulative voting for directors. The Company does not allow cumulative voting in the election of its directors. The Company currently purports to have a classified board; however, Article V, Section C of the Company’s Amended and Restated Certificate of Incorporation provides that the Board of Directors or any individual director or directors may be removed with or without cause. Additionally, the Declassification Proposal, if successful, will remove any doubt whether the Board is classified so that all directors are elected on an annual basis. Consequently, Section 141(k) of the DGCL permits a majority of the shareholders of the Company to remove any director or the entire Board without cause. Assuming the success of the Removal by Majority Vote Proposal, the Company’s Bylaws will also be amended to reflect the standard codified in Delaware law and the Company’s Amended and Restated Certificate of Incorporation.

The removal of the incumbent directors and election of the Nominees will likely constitute a change of control under certain Company agreements. See “Proposal 5 – The Election Proposal – Effect of Removal of Incumbent Directors and Election of Nominees” for a discussion of these agreements.

If a shareholder wishes to consent to the removal of certain of the members of the Board, but not all of them, or if such shareholder does not wish to approve the removal of any other person or persons elected or appointed to the Board on or after December 20, 2020 but prior to the effective date of the Proposals, such shareholder may do so by checking the appropriate “consent” box on the enclosed WHITE consent card and writing (1) the name of each such person that the shareholder does not wish to be removed and/or (2) “do not consent to removal of future directors.” If the Removal Proposal is approved for some but all incumbent directors, the Board will consist of the directors who were not removed, and none of the Nominees will be elected to the Board.

WE URGE YOU TO CONSENT TO THE REMOVAL PROPOSAL

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PROPOSAL 5 –THE ELECTION PROPOSAL

The Company currently has a Board of Directors consisting of five members. We do not believe that the current Board has acted in the best interests of shareholders, as discussed in further detail in the “Reasons for the Solicitation” section of this Consent Statement. Accordingly, we are asking you to consent to elect, in lieu of an annual meeting of shareholders, each of the following individuals to serve as a director of Taronis: Thomas Wetherald, Tobias Welo, Sergey Vasnetsov, Mary Pat Thompson and Andrew McCormick.

All of the Nominees, if elected, would serve as a single class together on the Board. Each would hold office until the 2022 annual meeting of shareholders and until such person’s successor has been duly elected and qualified or until such person’s death, resignation, retirement or removal. This Election Proposal constitutes a written consent to elect directors in lieu of an annual meeting in accordance with Section 211 of the DGCL, and accordingly, the Nominees, if elected, do not intend to call an annual meeting of shareholders in 2021 but would instead call the next annual meeting of shareholders in 2022. If all incumbent directors are removed pursuant to the Removal Proposal, then your consent to elect the Nominees will have the legal effect of electing to the Board our five highly-qualified director Nominees to serve on the Board.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth in the bios below.

Thomas Wetherald, 50, served as the Chief Financial Officer of Laird Superfood, an emerging consumer products platform focused on manufacturing and marketing highly differentiated plant-based and functional foods, from January 2018 until April 2019, and as Co-CFO from April 2019 through June 2019. Mr. Wetherald has served on Laird Superfood’s Board of Directors since 2017 and served as Chairman of the Board from June 2019 through September 2020. Prior to joining Laird Superfood, Mr. Wetherald operated as an independent money manager. Mr. Wetherald was also an Equity Analyst, from 2002 to 2005, and Small-Cap Growth Portfolio Manager, from 2005 to 2015, at Massachusetts Financial Services from 2002 through 2015. Prior to joining Massachusetts Financial Services, Mr. Wetherald worked as Research Assistant, Associate and Equity Analyst at Manning & Napier from 1995 through 2002 and at Chase Manhattan Bank from 1993 through 1995. Mr. Wetherald graduated from St. Lawrence University. The Concerned Shareholders believe Mr. Wetherald’s investment and finance background and public company board experience qualify him to serve on the Taronis Board.

Tobias Welo, 48, is the CEO and Founder of Artful Jaunts, LLC, a travel company which offers trips focused on luxury art experiences. Mr. Welo served as a director of Taronis during December 2020. Before founding Artful Jaunts, from 2005 to 2018 Mr. Welo served as sector leader at Fidelity Management & Research (FMR) for industrials and materials, which included chemicals and industrial gases, and as a portfolio manager of the materials fund, which included in-depth coverage of the industrial gas sector. Before joining FMR, Mr. Welo served as a director, equity analyst/portfolio manager at Blackrock from 2002 to 2005. Mr. Welo earned a B.A. from Pomona College and an MBA from the Wharton School at the University of Pennsylvania and is a chartered financial analyst. The Concerned Shareholders believe Mr. Welo’s financial knowledge and knowledge of Taronis gained through his time as a director qualify him to serve on the Taronis Board.

Sergey Vasnetsov, 57, is currently a private investor and previously served as Senior Vice President, Strategic Planning & Transactions at LyondellBasell, one of the world’s largest plastics, chemical and refining companies, from August 2010 through May 2016. Before joining LyondellBasell, Mr. Vasnetsov was Managing Director of Equity Research, head of Global Chemicals Research at Barclays Capital, and a predecessor firm from 1999 to 2010. Earlier in his career, Mr. Vasnetsov spent 10 years in academic and industrial chemical research and development. The Concerned Shareholders believe Mr. Vasnetsov’s chemical, financial, investment and industrial executive experiences qualify him to serve on the Taronis Board.

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Mary Pat Thompson, 58, has served as a consultant at Bruckmann, Rosser, Sherrill & Co., a private equity firm, since 2019. Ms. Thompson previously served as Chief Financial Officer and Treasurer of Taronis from November 2020 to December 2020 and as a director of Taronis during December 2020, and as Senior Vice President of Finance and Administration and Chief Financial Officer of MWI Animal Health from August 2005 through her retirement in October 2018, with oversight of finance, inventory management, information technology, and human resources. Ms. Thompson also served as Vice President, Secretary and Chief Financial Officer of MWI Animal Health from June 2002 to August 2005. Since 2015 she has served on Zion’s Bank Business Advisory Board and the San Francisco Reserve’s 12th District Economic Advisory Council, where she was Chairperson for 2019. Additionally she  serves on the boards of  Regence Blueshield of Idaho, the University of Idaho’s College of Business and Economics Advisory Board,  and H&E Equipment Services, and is  past President of the American Veterinary Distributers Association and the 2019 recipient of the Sundance Film Festival Women’s Leadership Award. Ms. Thompson graduated Summa Cum Laude from the University of Idaho with a B.S. in accounting and is a licensed Certified Public Accountant in Idaho. The Concerned Shareholders believe Ms. Thompson’s extensive accounting and operational experience qualify her to serve on the Taronis Board.

Andrew McCormick, 35, has served as General Counsel and Secretary of Laird Superfood since February 2019. Prior to joining Laird Superfood, Mr. McCormick was a Senior Associate at the Denver office of Hogan Lovells US LLP, where he advised clients on capital markets and M&A matters from 2014 to 2019. From 2011 to 2013 Mr. McCormick was an associate at Latham & Watkins (London), LLP, where he advised issuers and investment banks in global capital markets transactions. Mr. McCormick holds a B.A. with distinction from Hendrix College in Conway, Arkansas, a J.D. from Columbia University in New York, and an LLM from the London School of Economics in the UK. The Concerned Shareholders believe Mr. McCormick’s public company and legal background qualify him to serve on the Taronis Board.

The principal business address of Mr. Wetherald is [___________]. The principal business address of Mr. Vasnetsov is [___________].The principal business address of Mr. Welo is [___________].The principal business address of Ms. Thompson is [___________].The principal business address of Mr. McCormick is [___________].

The Concerned Shareholders and the other Nominees are collectively referred to as the “Group” herein.

Each of the Nominees is a citizen of the United States of America.

As of the date of this filing, Mr. Wetherald beneficially owns 933,333 shares of Common Stock, Mr. Welo beneficially owns 166,666 shares of Common Stock, including 33,333 shares held by a trust for the benefit of Mr. Welo’s children, and Ms. Thompson beneficially owns 13,333 shares of Common Stock. Neither Mr. Vasnetsov nor Mr. McCormick owns any shares of Common Stock. For information regarding purchases and sales during the past two years by certain members of the Group of securities of the Company, see Schedule I.

On February 12, 2021, Mr. Wetherald and Mr. Welo entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, if applicable, and (b) the parties agree to form a group for the purpose of (i) soliciting written consents or proxies in favor of the Proposals, (ii) taking such other actions as the parties deem advisable and (iii) taking all other action necessary or advisable to achieve the foregoing. On February 25, 2021, Joint Filing and Solicitation Agreement was amended to add Ms. Thompson as a party. Each of Mr. Wetherald, Mr. Welo and Ms. Thompson specifically disclaims beneficial ownership of the shares of Common Stock not directly owned by him or her.

The Concerned Shareholders believe that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would be, an “independent director” within the meaning of (i) applicable OTCQB listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002, other than Ms. Thompson, who served as the Company’s CFO during November and December 2020. The Concerned Shareholders have had preliminary discussions with Ms. Thompson about returning as an executive of the Company should the Election Proposal be approved.

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Other than as stated herein, there are no arrangements or understandings between the Concerned Shareholders and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Consent Statement and to serve as a director of the Company if so elected. No Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings. With respect to the Concerned Shareholders and each of the other members of the Group, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act or Item 5(b)(1)(iii) of Schedule 14A occurred during the past 10 years.

The Election Proposal to elect the Nominees is conditioned upon the effectiveness of the Removal Proposal. Pursuant to Section 211(b) of the DGCL, shareholders may only elect directors by written consent in lieu of an annual meeting if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant. Accordingly, if the Removal Proposal is not approved for all incumbent directors, none of the Nominees can be elected pursuant to the Election Proposal. In addition, pursuant to Section 211(b) of the DGCL, shareholders may only elect directors by written consent in lieu of an annual meeting if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are filled by such action. Accordingly, unless all of the Nominees are elected pursuant to the Election Proposal, none of the Nominees  will be elected pursuant to the Election Proposal.

If the Removal Proposal is approved for all of the incumbent directors but not all of the Nominees are elected pursuant to the Election Proposal, the Taronis Board would not have any directors in office. In that case, Mr. Wetherald intends, pursuant to Section 223(b) of the DGCL, to apply to the Delaware Court of Chancery for a decree summarily ordering an election of directors, at which Mr. Wetherald would nominate the Nominees for election.

Although we have no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees are not available for election, or if the Board of Directors increases the number of directorships to be greater than five, the remaining Nominees may designate such other nominee or nominees to be elected to the Board. In any such case, we would publicly identify and properly designate such substitute or additional nominees, and consents represented by the enclosed WHITE consent card will elect such substitute or additional nominee(s). Each of the Nominees has agreed to be named in this Consent Statement and to serve as a director of the Company, if elected. The WHITE consent card delivered with this Consent Statement provides each shareholder with the opportunity to approve the Election Proposal in part by designating the names of any of the Nominees whom such shareholder does not want elected to the Board.

EFFECT OF REMOVAL OF INCUMBENT DIRECTORS AND ELECTION OF NOMINEES

The removal of the incumbent directors pursuant to Proposal 4 and the election of the Nominees pursuant to Proposal 5 will likely constitute a change in control or corporate transaction under certain Company agreements and arrangements. Set forth below is a summary of such agreements and arrangements, which summary is based on the Company’s filings with the Securities and Exchange Commission:

•

On August 7, 2020, the Company closed a private placement of $7,650,000 of 12.5% original issue discount senior subordinated secured convertible debentures (the “debentures”) and accompanying warrants. On October 23, 2020, the Company prepaid $6,975,000 principal amount of the debentures, leaving $675,000 of principal amount of debentures outstanding. The debentures mature July 24, 2021. The removal of the incumbent directors pursuant to Proposal 4 and election of the Nominees pursuant to Proposal 5 will likely constitute an event of default under the debentures. Following an event of default, the debentures will become immediately due and payable at the holder’s election, with the amount payable equal to 130% of the principal amount outstanding plus accrued interest, and the annual interest rate on the debentures will increase from 8% to 18%. In addition, the holders will be able to convert the debentures into shares of Common Stock at a rate equal to the lower of (i) $6.75 per share, which is the current conversion rate, and (ii) 80% of the lowest closing price of the Common Stock during the twenty trading days before the applicable conversion date. The Concerned Shareholders anticipate that the holders of the remaining $675,000 of  debentures will eventually either convert the debentures into shares of Common Stock or demand payment in full of the remaining debentures.

21

•

Under the Company’s Executive Severance Plan, the removal of the incumbent directors pursuant to Proposal 4 and election of the Nominees pursuant to Proposal 5 will likely constitute a change in control as defined therein. If an eligible employee has a qualifying termination within the three months before a change in control or in the twelve months following a change in control, the eligible employee will be entitled to, among other things, payments as specified in the eligible employee’s participation agreement thereunder. Unless specified otherwise in the eligible employee’s participation agreement, the CEO and CFO will be entitled to payment of 24 months of salary, and other eligible employees will be entitled to payment of one month of salary for each full year of service, plus in each case the maximum amount of bonus for the year in which the change in control occurs. Termination for cause, as defined in the plan, does not constitute a qualifying termination under the plan.

•

Under the Company’s 2019 Equity Incentive Plan, the removal of the incumbent directors pursuant to Proposal 4 and election of the Nominees pursuant to Proposal 5 will likely constitute a corporate transaction as defined therein, which may result in the acceleration of awards granted thereunder. If a participant under the 2019 Equity Incentive Plan is terminated for cause as provided therein, generally awards under the plan will terminate immediately.

•

Under the Company’s director compensation policy, the removal of the incumbent directors pursuant to Proposal 4 and election of the Nominees pursuant to Proposal 5 will likely constitute a change of control as defined therein, resulting in the acceleration of equity awards granted to the non-employee directors.

WE URGE YOU TO CONSENT TO THE ELECTION OF ALL FIVE OF THE Nominees AND ANY ADDITIONAL OR REPLACEMENT NOMINEES

22

CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s shareholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded. Taronis’ Amended and Restated Certificate of Incorporation does not contain any such contrary provision.

In addition, Section 211(b) of the DGCL provides that shareholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors in lieu of an annual meeting, provided that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Taronis’ Amended and Restated Certificate of Incorporation does not limit the ability of shareholders to elect directors in lieu of an annual meeting. Taronis has never held an annual meeting, and Proposal 5 (Election Proposal) seeks to elect directors in lieu of an annual meeting of shareholders.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions in the case of a corporation whose board is classified, unless the certificate of incorporation provides otherwise, and in the case of a corporation having cumulative voting for directors. The Company does not allow cumulative voting in the election of its directors. The Company currently purports in its Bylaws to have a classified board; however, Article V, Section C of the Company’s Amended and Restated Certificate of Incorporation provides that the Board of Directors or any individual director or directors may be removed with or without cause. Additionally, the Declassification Proposal, if successful, will declassify the Board so that all directors are elected on an annual basis. Consequently, Section 141(k) of the DGCL permits a majority of the shareholders of the Company to remove any director or the entire Board without cause. Assuming the success of the Removal by Majority Vote Proposal, the Company’s Bylaws will also be amended to reflect the standard codified in Delaware law and the Company’s Amended and Restated Certificate of Incorporation.

If the Proposals become effective as a result of this Consent Solicitation by less than unanimous written consent, prompt notice of the Proposals will be given under Section 228(e) of the DGCL to shareholders who have not executed written consents. All shareholders will be notified as promptly as possible by press release of the results of the solicitation.

Under applicable Delaware law, none of the holders of Common Stock are entitled to appraisal rights in connection with any matter to be acted through this Consent Statement.

Record Date

Section 213(b) of the DGCL provides that a board of directors may fix a record date to determine the stockholders entitled to consent to corporate action without a meeting, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors, the record date for determining shareholders entitled to consent to corporate action without a meeting, when no prior action by the board of directors is required by this chapter, shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the corporation. Mr. Wetherald first delivered a signed written consent to Taronis on February 12, 2021. Because no prior action by the Taronis Board of Directors was required for the Proposals, February 12, 2021 is the record date for purposes of the consent solicitation.

However, the Company has set a record date of March 4, 2021, and there is a dispute between Mr. Wetherald and the Company regarding the record date. On February 12, 2021, Mr. Wetherald sent a letter to the Taronis Board of Directors asking the Board to fix a record date a soon as possible, but in no event later than February 22, 2021. The Board, by action on February 22, 2021, set March 4, 2021 as the record date. After Mr. Wetherald delivered a signed and dated written consent to Taronis on February 12, 2021, the Concerned Shareholders determined that the delivery by Mr. Wetherald of his written consent established February 12, 2021 as the record date pursuant to Section 213 of the DGCL absent any provision in the Company’s certificate of incorporation or bylaws that would permit the Board to set a different record date. On March 2, 2021, counsel for Mr. Wetherald sent a letter to the Taronis Board of Directors addressing the record date and giving Taronis until the end of March 4, 2021 to respond. In Taronis does not confirm February 12, 2021 as the record date, Mr. Wetherald intends to file a lawsuit in the Delaware Court of Chancery seeking an order to establish February 12, 2021 as the record date.

For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to Taronis within 60 days of the first date on which a written consent was delivered to Taronis. Mr. Wetherald delivered a signed and dated written consent to Taronis on February 12, 2021. Consequently, the Concerned Shareholders will need to deliver properly completed and unrevoked written consents to Proposals 1 through 5 from the holders of a majority of the outstanding voting securities as of the close of business on the Record Date no later than April 13, 2021. Nevertheless, we intend to set March         , 2021 as the goal for submission of written consents. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. The Concerned Shareholders reserve the right to submit to Taronis consents at any time within 60 days of the earliest dated written consent delivered to Taronis.

23

Revocation of Written Consents

An executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the holder that granted such consent. A revocation may be in any written form validly signed by the holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card that is properly executed will constitute a revocation of any earlier consent. The revocation may be delivered either to the Concerned Shareholders, in care of Saratoga, or to the principal executive offices of Taronis. Although a revocation is effective if delivered to Taronis, the Concerned Shareholders request that either the original or photostatic copies of all revocations of consents be mailed or delivered to the Concerned Shareholders, c/o Saratoga, at the address set forth on the back cover of this Consent Statement, so that the Concerned Shareholders will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

Procedural Instructions

You may consent to any of the Proposals on the enclosed WHITE consent card by marking the “CONSENT” box and signing, dating and returning the WHITE consent card in the envelope provided. You may also vote against consenting with respect to any of the Proposals on the enclosed WHITE consent card by marking the “AGAINST CONSENT” box, and signing, dating and returning the WHITE consent card in the envelope provided. You may abstain from consenting to any of the Proposals on the enclosed WHITE consent card by marking the “ABSTAIN” box and signing, dating and returning the WHITE consent card in the envelope provided.

If you sign, date and return the WHITE consent card, but give no direction with respect to certain of the Proposals, you will be deemed to consent to any such Proposal.

Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

WE URGE YOU TO CONSENT TO ALL OF THE PROPOSALS ON THE ENCLOSED WHITE CONSENT CARD.

24

SOLICITATION OF CONSENTS

The solicitation of consents pursuant to this Consent Solicitation is being made by the Concerned Shareholders. Consents may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Mr. Wetherald has entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $[______], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders. Mr. Wetherald has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold. Mr. Wetherald will reimburse these holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately [__] persons to solicit Taronis shareholders as part of this solicitation.

The entire expense of this consent solicitation is being borne by Mr. Wetherald. Costs of this consent solicitation are currently estimated to be approximately $[__]. Mr. Wetherald estimates that through the date hereof his expenses in connection with this consent solicitation are approximately $[__]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with the solicitation.

Mr. Wetherald intends to seek reimbursement from Taronis of all expenses he incurs in connection with the solicitation. Mr. Wetherald does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

SHAREHOLDER PROPOSALS FOR INCLUSION IN PROXY MATERIALS

A shareholder seeking to have a proposal included in the proxy statement for the 2022 annual meeting of shareholders must comply with Rule 14a-8 under the Exchange Act, which sets forth the requirements for including shareholder proposals in Company-sponsored proxy materials. In accordance with Rule 14a-8, for a shareholder proposal to be considered for inclusion in next year’s proxy statement, it must be submitted in writing to the Company’ Corporate Secretary a reasonable time before the company begins to print and send its proxy materials.

“HOUSEHOLDING” OF CONSENT STATEMENT

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” consent statements and annual reports. This means that only one copy of this Consent Statement may have been sent to multiple shareholders in your household. The Concerned Shareholders will promptly deliver a separate copy of the document to you if you write to our solicitor, Saratoga, at the following address or phone number: 520 8th Avenue, 14th Floor, New York, NY 10018, or call toll free at 1 (888) 368-0379. If you want to receive separate copies of our consent materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our solicitor at the above address and phone number.

25

SPECIAL INSTRUCTIONS

If you were a record holder of shares of Common Stock as of the close of business on the Record Date for this consent solicitation, you may elect to consent to, vote against consenting to or abstain with respect to each Proposal by marking the “CONSENT,” “AGAINST CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope.

IF A SHAREHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED “CONSENT,” “AGAINST CONSENT” OR “ABSTAIN” FOR A PROPOSAL, THAT SHAREHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE SHAREHOLDER WILL NOT BE DEEMED TO CONSENT TO EITHER: 1) THE REMOVAL OF ANY DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE REMOVAL PROPOSAL PROVIDES ON THE CARD OR 2) THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those shares of Common Stock and only on receipt of specific instructions from you. Thus, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares. You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Saratoga at the address below, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed. If you have any questions or require any assistance in executing your consent, please call Saratoga at the numbers listed below.

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

Email: info@saratogaproxy.com

26

OTHER INFORMATION

We have omitted from this Consent Statement certain disclosure required by applicable law that is expected to be included in a definitive consent revocation statement filed by the Company relating to the Proposals described herein based on our reliance on rule 14a-5(c) under the Exchange Act. This disclosure is expected to include, among other things, current biographical information on the Company’s directors and executive officers, information concerning executive compensation and director compensation, information concerning the committees of the Board and other information concerning the Board, information concerning certain relationships and related party transactions, information about the Company’s independent registered public accounting firm, and other important information. Please see Schedule II for information regarding the ownership of securities of the Company by certain beneficial owners and Company management. Except as otherwise noted herein, the information in this Consent Statement concerning the Company has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information. Although the Concerned Shareholders and other members of the Group do not have any knowledge indicating that any statement contained herein is untrue, we do not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of the Group, or for any failure of the Company to disclose events that may affect the significance or accuracy of such information.

We urge you to carefully consider the information contained in the Consent Statement and then support our efforts by signing, dating and returning the enclosed WHITE consent card today.

Thank you for your support.

THOMAS WETHERALD

TOBIAS WELO

[__], 2021

27

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

THOMAS WETHERALD

533,333	October 14, 2020
400,000	November 18, 2020

TOBIAS WELO

133,333	October 14, 2020
33,333 (by trust for the benefit of Mr. Welo’s children)	November 18, 2020

MARY PAT THOMPSON

13,333	November 18, 2020

SERGEY VASNETSOV

None.

ANDREW MCCORMICK

None.

28

SCHEDULE II

For information regarding the beneficial ownership of securities of the Company by Thomas Wetherald, Tobias Welo and Mary Pat Thompson as of the date of this Consent Statement, please see the section titled “Proposal 5 – The Election Proposal – The Nominees” in this Consent Statement. Neither Sergey Vasnetsov nor Andrew McCormick beneficially owns any securities of the Company as of the date of this Consent Statement.

The following is reprinted from the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the Securities and Exchange Commission on May 22, 2020:

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information regarding our shares of common stock beneficially owned as of December 31, 2019, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding shares of common stock, (ii) each named executive officer and director and (iii) all executive officers and directors as a group. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days through an exercise of stock options or warrants. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of May 18, 2020. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of May 18, 2020 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

Name of Beneficial Owner and Address	Amount and Nature of Beneficial Ownership of Common Stock		Percent of Common Stock (1)	Amount and Nature of Beneficial Ownership of Preferred Stock	Percent of Preferred Stock (2)

Directors and Executive Officers
Scott Mahoney, Chief Executive Officer, President, Director	10,791,424	(3)	7.1%	-	-
William W. Staunton III, Director	2,681,228	(4)	1.8%	-	-
Robert L. Dingess, Chairman/Director	3,716,312	(5)	2.4%	-	-
Kevin Pollack, Director	2,736,611	(6)	1.8%	-	-
Peter Molloy, Director	2,443,156	(7)	1.6%	-	-
Tyler B. Wilson, Chief Financial Officer, Treasurer, Secretary	3,888,440	(8)	2.5%	-	-
All directors and officers as a group (6 people)	26,257,171		17.2%	-	-

* Less than 1%.

29

(1)

Beneficial ownership is determined under the rules and regulations of the SEC, and generally includes voting or dispositive power with respect to such shares. Based on 152,769,737 shares of Taronis Fuels’ common stock outstanding as of May 18, 2020. Shares of common stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total number of shares beneficially owned by that person and the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group. Accordingly, the amounts in the table include shares of common stock that such person has the right to acquire within 60 days of May 18, 2020 by the exercise of stock options.

(2)	The Company does not have any shares of preferred stock issued or outstanding.

(3)

Mr. Mahoney’s beneficial ownership is comprised of 3,750 common stock options; 1,000 shares of free trading common stock; 10,786,599 shares of restricted common stock; and 75 shares of common stock with a special legend through an entity he owns and controls.

(4)	Mr. Staunton’s beneficial ownership is comprised of 2,625,568 shares of restricted common stock and 55,660 shares of free-trading common stock.

(5)	Mr. Dingess’ beneficial ownership is comprised of 3,658,172 shares of restricted common stock and 58,140 shares of free trading common stock.

(6)	Mr. Pollack’s beneficial ownership is comprised of 2,680,016 shares of restricted common stock and 56,595 shares of free trading common stock.

(7)	Mr. Molloy’s beneficial ownership is comprised of 2,443,156 shares of restricted common stock.

(8)	Mr. Wilson’s beneficial ownership is comprised of 1,250 common stock options; 3,887,185 shares of restricted common stock and 5 restricted shares through an entity he owns and controls.

Pursuant to Rule 13d-3(d)(1)(i) the percentage calculations use different totals of outstanding securities for the purpose of determining ownership. Any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

30

SCHEDULE III

PROPOSED AMENDMENT OF BYLAWS TO DECLASSIFY THE BOARD OF DIRECTORS OF THE COMPANY

Article IV, Section 18 of the Amended and Restated Bylaws of Taronis Fuels, Inc. is hereby amended in its entirety by replacing such section with the following:

“Directors need not be stockholders unless so required by the Certificate of Incorporation or these Bylaws. The Certificate of Incorporation or these Bylaws may prescribe other qualifications for directors. Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, each director, including a director elected to fill a vacancy, shall be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders. Each director shall serve until such director’s successor is duly elected and qualified or until such director’s death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. All elections of directors shall be by written ballot, unless otherwise provided in the Certificate of Incorporation. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must be either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized.”

31

SCHEDULE IV

PROPOSED AMENDMENT OF BYLAWS TO REDUCE VOTE REQUIRED TO REMOVE DIRECTORS TO MAJORITY OF SHARES OUTSTANDING

Article IV, Section 21 of the Amended and Restated Bylaws of Taronis Fuels, Inc. is hereby amended in its entirety by replacing such section with the following:

“Subject to any limitation imposed by applicable law, the Board of Directors or any individual director or directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.”

32

IMPORTANT

YOUR CONSENT IS VERY IMPORTANT, no matter how many or how few shares you own. Please “CONSENT” to each of the Proposals by taking three steps:

•	SIGNING the enclosed WHITE consent card,

•	DATING the enclosed WHITE consent card, and

•	MAILING the enclosed WHITE consent card TODAY in the envelope provided (no Postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee, or other institution, only it can give consent for your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to give consent either by toll-free telephone or by the Internet. You may also give consent by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided, and to ensure that your consent is given for your shares, you should also contact the person responsible for your account and give instructions for a WHITE consent card to be issued representing your shares.

After signing the enclosed WHITE consent card, DO NOT SIGN OR RETURN ANY CONSENT REVOCATION CARD UNLESS YOU INTEND TO CHANGE YOUR CONSENT INSTRUCTIONS, because only your latest dated consent card will be counted.

If you have previously signed and returned a  green consent revocation card to Taronis, you have every right to change your consent instructions. Only your latest dated consent card will count. You may cancel any consent revocation card already sent to Taronis by signing, dating and mailing the enclosed WHITE consent card in the postage-paid envelope provided or, only if your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, by giving consent to your bank, broker firm, dealer, trust company or other nominee by telephone or Internet (most brokerage firms do NOT allow consent instructions to be given by telephone or Internet). Any consent revocation may be cancelled at any time prior to our delivery of written consents to the Company.

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

Email: info@saratogaproxy.com

33

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 4, 2021

WHITE CONSENT CARD
CONSENT OF STOCKHOLDERS OF TARONIS FUELS, INC. TO ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY THOMAS WETHERALD, TOBIAS WELO & THE OTHER PARTICIPANTS

THE BOARD OF DIRECTORS OF TARONIS FUELS, INC.

IS NOT SOLICITING THIS CONSENT

C O N S E N T

Unless otherwise indicated below, the undersigned, a shareholder of Taronis Fuels, Inc. (the “Company”) on February 12, 2021 (the “Record Date”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of the Company’s common stock, $0.000001 par value per share (the “Shares”) held by the undersigned to the taking of the following actions without a meeting of the shareholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. THE CONCERNED SHAREHOLDERS RECOMMEND THAT YOU CONSENT TO PROPOSALS 1-5.

1.

Repeal any provision of the Amended and Restated Bylaws of the Company (the “Bylaws”) in effect immediately prior to the time this Proposal becomes effective, including any amendments thereto, which was not included in the Bylaws that were filed with the Securities and Exchange Commission on December 13, 2019.

☐	☐	☐
Consent	Against Consent	Abstain

2.	Amend Article IV, Section 18 of the Bylaws, as set forth on Schedule III to the Consent Statement, to declassify the Board so that all directors are elected on an annual basis.

☐	☐	☐
Consent	Against Consent	Abstain

3.

Amend Article IV, Section 21 of the Bylaws, as set forth on Schedule IV to the Consent Statement, to eliminate the provision purporting to require a supermajority vote of three-fourths of the then-outstanding shares of capital stock of the Company entitled to vote at an election of directors in order to remove any individual director or directors and to replace that provision, consistent with the Company’s Amended and Restated Certificate of Incorporation, with a provision providing that a vote of a majority of the then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors is sufficient to remove any individual director or directors.

☐	☐	☐
Consent	Against Consent	Abstain

4.

Remove without cause all five members of the Board: Scott Mahoney, Robert Dingess, Kevin Pollack, William Staunton, and Peter Molloy and, in addition, any person (other than those elected by the Consent Solicitation) nominated, elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships on or after December 20, 2020 and prior to the time that any of the actions proposed to be taken by  the Consent Solicitation become effective.

☐	☐	☐
Consent	Against Consent	Abstain

34

INSTRUCTION: TO CONSENT, VOTE AGAINST CONSENTING OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL 4, CHECK THE APPROPRIATE BOX ABOVE AND DO NOT WRITE ANYTHING ON THE LINE BELOW. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 4, BUT NOT ALL OF THEM, OR IF YOU DO NOT WISH TO APPROVE THE REMOVAL OF ANY OTHER PERSON OR PERSONS NOMINATED, ELECTED OR APPOINTED TO THE BOARD ON OR AFTER DECEMBER 20, 2020 BUT PRIOR TO THE EFFECTIVE DATE OF THE PROPOSALS, CHECK THE “CONSENT” BOX ABOVE AND WRITE (1) THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED AND/OR (2) “DO NOT CONSENT TO REMOVAL OF FUTURE DIRECTORS,” IN THE SPACE PROVIDED BELOW.

________________________________________________________________

5.

Elect by consent in lieu of an annual meeting the Concerned Shareholders’ five nominees: Thomas Wetherald, Tobias Welo, Sergey Vasnetsov, Mary Pat Thompson and Andrew McCormick, to serve as directors of the Company until the Company’s 2022 annual meeting of shareholders and until their successors are duly elected and qualified (or, if any such nominee is unable or unwilling to serve as a director of the Company, or if the number of directorships is then greater than five, any other person designated as a nominee by the remaining nominee or nominees).

☐	☐	☐
Consent	Against Consent	Abstain

INSTRUCTION: TO CONSENT, VOTE AGAINST CONSENTING OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL 5, CHECK THE APPROPRIATE BOX ABOVE AND DO NOT WRITE ANYTHING ON THE LINE BELOW. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 5, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

________________________________________________________________

Proposal 1, Proposal 2, Proposal 3 and Proposal 4 are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 5 is conditioned upon the effectiveness of Proposal 4 with respect to each incumbent director.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

THE COMPANY HAS NOT HELD AN ANNUAL MEETING OF STOCKHOLDERS TO ELECT DIRECTORS FOR OVER 13 MONTHS. THIS CONSENT IS INTENDED TO BE A CONSENT TO ELECT DIRECTORS IN LIEU OF AN ANNUAL MEETING OF STOCKHOLDERS.

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IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Shareholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO SHAREHOLDERS:

Please sign exactly as name appears hereon. If the Shares are held by joint tenants or as community property, both should sign. When signing as executor, administrator, trustee, guardian, or other representative, please give full title. If a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person.

THIS SOLICITATION IS BEING MADE BY THE CONCERNED SHAREHOLDERS AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.

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